Sun Microsystems Inc. 4150 Network Circle Santa Clara CA 95054

June 4, 2007

Via EDGAR and Facsimile

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Attention: Mark Kronforst, Accounting Branch Chief

Re:	Sun Microsystems, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2006
Filed September 8, 2006
File No. 000-15086

Dear Mr. Kronforst,

In response to your letter dated May 18, 2007, we have reviewed the Staff’s comments and questions related to Sun Microsystems, Inc.’s (the “Company” or “Sun”) Annual Report on Form 10-K for the year ended June 30, 2006. Set forth below are our responses to the Staff’s comments.

Form 10-K for the Fiscal Year Ended June 30, 2006

Note 3. Balance Sheet Details, Page 61

Other Non-Current Assets, Net page 62

1.	Please note that we believe that the model described in Q&A #12 of TIS Section 2140 is the appropriate model to account for your repairable spare parts. As a result, cash flows related to these parts should be reported as operating rather than investing. Further, it appears that the use of the inventory model may require you to re-evaluate your conclusion with respect to balance sheet classification. Please provide us with an analysis of the impact of these changes on your previously-issued balance sheets (including working capital) and statements of cash flow. If you intend to classify a portion of these parts as long term within your balance sheet, explain the basis for that conclusion and provide us with an analysis that supports the amount.

As requested we are supplying the following tables that show the impact of the change in classification of repairable spare parts from Other non-current assets, net to Prepaid expenses and other current assets. As illustrated below, the impact of this change to our balance sheet would be to increase total current assets and working capital; there would be no change in Total assets. We do not intend to classify a portion of these assets as long term in our balance sheet because as stated in our April 26, 2007 response, we maintain only the records of physical movements of these parts and resultantly, we do not track separately the current versus the non-current balances of our spare parts at any given point in time. Therefore, the entirety of the balance will be reclassified to a current asset.

Further, as noted in our response letter dated April 26, 2007, we respectfully submit that these assets should not be classified as inventory in accordance with ARB 43, Chapter 4, Inventory Pricing. Additionally, we make reference to Statement 1 of that Accounting Research Bulletin which underscores the justification for the Prepaid and other current assets classification. These repairable spare parts are not held for sale in the ordinary course of business, are not in the process of production for such sale and are not going to be currently consumed in the production of goods or services available for sale. Accordingly, the reclassification will be made to Prepaid and other current assets not inventory.

In millions $

	June 30,
Prepaid expenses and other current assets	2006	2005
Prepaid expenses and other current assets (as reported)	757	878
Plus Spares, net	187	162

Prepaid expenses and other current assets (as revised)	944	1,040
Change, %	25%	18%

In millions $

	June 30,
Total current assets	2006	2005
Total current assets (as reported)	8,273	7,191
Plus Spares, net	187	162

Total current assets (as revised)	8,460	7,353
Change, %	2%	2%

In millions $
	June 30,
Working capital	2006	2005
Current assets (as reported)	8,273	7,191
Less Current liabilities	(6,165)	(4,766)

Working capital (as reported)	2,108	2,425
Add Spares, net	187	162

Working capital (as revised)	2,295	2,587
Change, %	9%	7%

The following table shows the impact of the change to our statements of cash flows. The impact of the change would be to decrease Net cash provided by operating activities as a result of reclassifying cash outflows from the acquisition of spare parts from investing to operating activities with a corresponding increase in cash provided by investing activities. There is no impact to total cash flows for the previously reported periods.

In millions $

	Fiscal year ended June 30,
Cash flow statement	2006	2005	2004
Net cash provided by operating activities (as reported)	640	369	2,226
Less expenditures for Spares and other assets	(73)	(90)	(71)

Net cash provided by operating activities (as revised)	567	279	2,155
Change, %	-11%	-24%	-3%

Net cash provided by (used in) investing activity (as reported)	579	(425)	(2,311)
Add expenditures for Spares and other assets	73	90	71

Net cash provided by (used in) investing activity (as revised)	652	(335)	(2,240)
Change, %	13%	-21%	-3%

The following table shows the impact of the change on the current ratio, calculated as current assets divided by current liabilities.

	June 30,
Current ratio	2006	2005
Current ratio (as reported)	1.34	1.51

Current ratio (as revise)	1.37	1.54
Change, %	2%	2%

In addition to the quantitative analysis above, we have also assessed qualitative factors to determine if these changes would be material to our previously reported financial statements. We considered the following qualitative factors in our assessment:

•	Whether the change masks a change in earnings or other trends;

•	Whether the change hides a failure to meet analysts’ consensus expectations for the Company;

•	Whether the change turns a loss into income, cash inflow into outflow, net assets into liabilities or vice versa; and

•	Whether the change concerns a segment or other portion of our business that has been identified as playing a significant role in our operations or profitability.

We also assessed whether or not the change would have any impact on the following items:

•	Our compliance with regulatory requirements;

•	Our compliance with loan covenants or other contractual requirements;

•	Management’s compensation; and

•	Concealment of an unlawful action.

We concluded that these changes would not distort any trends, cause us to meet or exceed analysts expectations or change a loss into income or change cash inflows into outflows or vice versa. Additionally, the changes had no impact on our reported segment results, did not impact our compliance with regulatory requirements, loan covenants, management compensation or conceal an unlawful act.

As a result of our analysis of both quantitative and qualitative factors and taking into account our previous disclosure of the expenditures and cash flows for repairable spare parts, we have concluded that the change in classification on historically reported operating cash flows and current assets was not material and would not be probable of changing or influencing the judgement of a reasonable person relying on the reported information. Accordingly, we respectfully ask the Staff to concur with our request to apply these changes prospectively in our financial statements, commencing with our Form 10K filing for the fiscal year ended June 30, 2007 in which we would also disclose the rationale for this reclassification.

Please call Kalyani Chatterjee, Corporate Controller and Chief Accounting Officer or the undersigned at (650) 960-1300 if you should have any further comments or questions concerning this matter.

Sincerely,

/s/ MICHAEL E. LEHMAN
Michael E. Lehman
Chief Financial Officer and Executive Vice President, Corporate Resources

CC:	Christine Davis, SEC Division of Corporate Finance
Stephen Almassy, Ernst & Young
Lisa Portnoy, Ernst & Young
Katharine Martin, Wilson Sonsini Goodrich & Rosati
Kalyani Chatterjee, Sun Microsystems, Inc.
Craig Norris, Sun Microsystems, Inc.